UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    2   )*

iKang Healthcare Group, Inc.
(Name of Issuer)

Class A common shares, par value US$0.01 per share, including in the form of American Depositary Shares (each representing 1/2 of a Class A common share)
(Title of Class of Securities)

45174L108
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
 ☑  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Ora Investment Pte. Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,331,740 *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,331,740 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,331,740 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.05%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Item 4 of this Schedule.
**
Based on 33,150,102 Class A common shares, par value US$0.01 per share (“Class A common shares”), as reported outstanding as of June 30, 2016 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 29, 2016.

CUSIP No. 45174L108	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS GIC Special Investments Pte. Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,331,740 *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,331,740 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,331,740 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.05%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Item 4 of this Schedule.
**	Based on 33,150,102 Class A common shares as reported outstanding as of June 30, 2016 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 29, 2016.

CUSIP No. 45174L108	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS GIC Private Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,331,740 *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,331,740 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,331,740 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.05%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Item 4 of this Schedule.
**	Based on 33,150,102 Class A common shares as reported outstanding as of June 30, 2016 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 29, 2016.

CUSIP No. 45174L108	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer iKang Healthcare Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices B-6F, Shimao Tower 92A Jianguo Road Chaoyang District, Beijing 100022 People’s Republic of China

Item 2.

(a)
Name of Person Filing

 (i)  Ora Investment Pte. Ltd.

(ii) GIC Special Investments Pte. Ltd.

(iii) GIC Private Limited

(each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed to Amendment No. 1 to the Schedule 13G as Exhibit 1 on February 12, 2016 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons agreed to file the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

(b)	Address of the Principal Office or, if none, residence (i)-(iii) 168 Robinson Road #37-01 Capital Tower Singapore 068912

(c)	Citizenship (i)-(iii) Singapore

(d)	Title of Class of Securities Class A common shares, par value US$0.01 per share, including in the form of American Depositary Shares (“ADS”) (each representing 1/2 of a Class A common share)

(e)	CUSIP Number 45174L108

CUSIP No. 45174L108	13G	Page 6 of 8 Pages

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
Reporting Person		Sole	Shared	Sole	Shared	Percent of Class
Ora Investment Pte. Ltd.	3,331,740	0	3,331,740	0	3,331,740	10.05%
GIC Special Investments Private Limited	3,331,740	0	3,331,740	0	3,331,740	10.05%
GIC Private Limited	3,331,740	0	3,331,740	0	3,331,740	10.05%
Total (all Reporting Persons)	3,331,740

As of December 31, 2016:

1. Ora Investment Pte. Ltd. owned 3,331,740 Class A common shares. Ora Investment Pte. Ltd. shares the power to vote and the power to dispose of the shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is a fund manager and manages the reserves of the Government of Singapore (“GoS”). As such, the Class A common shares that may be deemed to be beneficially owned by each of Ora Investment Pte. Ltd., GIC Special Investments Pte. Ltd. and GIC Private Limited constitute approximately 10.05% of the Class A common shares (including Class A common shares represented by ADSs).

All percentage calculations in this Schedule are based on 33,150,102 Class A common shares as reported outstanding as of June 30, 2016 in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 29, 2016.

The reporting persons disclaim membership in a group.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 45174L108	13G	Page 7 of 8 Pages

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable.

CUSIP No. 45174L108	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 8, 2017.

ORA INVESTMENT PTE. LTD.

/s/ Ashok Samuel
Signature
Name: Ashok Samuel
Title: Director

GIC SPECIAL INVESTMENTS PTE. LTD.

/s/ Tay Lim Hock
Signature
Name: Tay Lim Hock
Title: Director

GIC PRIVATE LIMITED

/s/ Jimmy Teo Poh Leong
Signature
Name: Jimmy Teo Poh Leong
Title: Senior Vice President

/s/ Carol Tan Siew Shean
Signature
Name: Carol Tan Siew Shean
Title: Senior Vice President

Exhibit 1
Joint Filing Agreement, dated as of February 12, 2016, by and between the Reporting Persons (incorporated herein by reference to Exhibit 1 of Amendment No. 1 to the Schedule 13G filed by the Reporting Persons on February 12, 2016)